EXHIBIT 99.8

RNS Number:2622V
Bright Station PLC
5 December 2000

                      Retirement of non-executive Director

London, England - 5 December 2000 - Bright Station plc (LSE: BSN, NASDAQ:BSTN) (www.brightstation.com), the technology company and leading provider of Internet and eCommerce solutions, announces that in line with his planned retirement Richard Swank will step down from his position as a non-executive Director and leave the Company with effect from 4 December 2000.

Mr. Swank (aged 69 years) joined the Board as a non-executive Director in March 1999, and had previously advised the Company as non-executive Chairman of its North American Board.

Allen Thomas, Chairman of Bright Station, said:

"Dick has been a highly valued Board colleague who has made an invaluable contribution to the Company. We are sad to see him go but as part of a plan agreed with him when he accepted his non-executive role the



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time has now unfortunately come for him to step down.

"His broad experience in the US publishing, marketing and information services industries was particularly important to us during the period when our US information services business constituted the majority of our business. Since the disposal of that business, he has been extremely supportive in our work to successfully restructure the company into its current form. On behalf of the Board, I extend my heartfelt thanks to him and our very best wishes for the future."

Richard Swank said:

"I have enjoyed working with my colleagues at Bright Station but now that we have reached the end of 2000 I am ready to retire from active participation on the Board. While I am very confident about the future for Bright Station and its underlying businesses, I feel that with the disposal of the Information Service Division the operation has changed and that the company will be better served by a non-executive with more directly relevant expertise."

                                    - Ends -

For further information, please contact:

Bright Station plc
020 7930 6900
Allen Thomas, Chairman
Nick Chaloner, Head of Corporate Communications

Hogarth Partnership (for Bright Station plc)
020 7357 9477
John Olsen
Nick Lockwood


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END


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